Exhibit 99.10

SIDE AGREEMENT RE VTB

MEMORANDUM OF AGREEMENT made as of the 31st day of October, 2006.

B E T W E E N:

DOMGROUP LTD.,
a corporation incorporated under the laws of the Province of Ontario,

(hereinafter referred to as the "Chargee"),

OF THE FIRST PART,

– and –

DUFLAW REALTY LTD., a corporation incorporated under the laws of the Province of Ontario, in its capacity as general partner for and on behalf of DUFLAW LIMITED PARTNERSHIP, a partnership formed under the laws of the Province of Ontario,

(hereinafter referred to as the "Chargor"),

OF THE SECOND PART.

WHEREAS the Chargee and Lanterra Realty Inc. have entered into an agreement of purchase and sale made as of the 28th day of June, 2006 (such agreement, as amended, supplemented and/or restated to the date hereof, the "Purchase Agreement") pursuant to which Lanterra Realty Inc. agreed to purchase from the Chargee, and the Chargee agreed to sell to Lanterra Realty Inc., the Subject Assets;

AND WHEREAS Lanterra Realty Inc. has assigned its interest in the Purchase Agreement to the Chargor by agreement made as of October 31, 2006;

AND WHEREAS pursuant to the Purchase Agreement, the Chargee agreed to grant to the Chargee a Charge/Mortgage (the "Charge") in the principal amount of $9,800,000, in respect of respect of the Property (as defined below);

AND WHEREAS in furtherance of the Purchase Agreement, the Chargee has agreed to execute and deliver this agreement in respect of the Charge;

NOW THEREFORE in consideration of the mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.      Definitions.  Unless otherwise defined herein, all capitalized terms used in this agreement (the "Agreement") shall have the respective meanings ascribed to them in the Purchase Agreement.  In this Agreement, "Property" means the property municipally known as 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario and more fully described in Schedule A hereto.

2.      Agreement to Postpone.  The Chargee hereby agrees to postpone the Charge to a charge on the Property in favour of Goldman Investments Limited/Estate of Max Glazer (and/or as they may direct) in an amount not to exceed $4,000,000.00, such charge to be granted in connection with the buyout of the lease, dated the 1st day of June, 1965, between Aldon Developments Limited (a predecessor in interest of the Chargee), as landlord, and Murray Koffler (a predecessor in interest of Goldman Investments Limited and the Estate of Max Glazer, as tenant, as amended by an amending agreement made as of the 23rd day of March, 1966, in respect of premises, described in the said lease, located at 3089 Dufferin Street, Toronto, Ontario (the "Shoppers Drug Mart Ground Lease"), provided that, as a condition to granting such postponement: (i) the Shoppers Drug Mart Ground Lease shall have been terminated; (ii) any registrations in respect of the Shoppers Drug Mart Ground Lease shall have been discharged or released from title to the property;  and (iii) the sublease dated the 1st  day of September, 1970 between Lea Glazer (a predecessor in interest of the Estate of Max Glazer) and Goldman Investments Limited, as sublandlords and Koffler Stores Limited (a predecessor in interest of Shoppers Drug Mart, a Division of Imasco Retail Inc.), as subtenant, as amended by a sublease amending agreement made as of the 27th day of October, 1987 and by a second sublease amending agreement made as of the 21st day of April, 1993, shall have been assigned by the sublandlords thereunder to the Chargor.

4.      Successors and Assigns.  This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns.

5.      Governing Law.  This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

6.      Counterparts.  This Agreement may be executed in several counterparts and by facsimile transmission of an originally executed document, each of which shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument.

7.      Headings, Extended Meanings.  The headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof and are not to be considered in the interpretation hereof.  In this Agreement, words importing the singular include the plural and vice versa; words importing the masculine gender include the feminine and vice versa; and words importing persons include firms or corporations and vice versa.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first mentioned.

DOMGROUP LTD.
By: /s/ R.C. Benson Name: Randall C. Benson Title: President and Secretary
I have authority to bind the Corporation

DUFLAW REALTY LTD., in its capacity as general partner for and on behalf of DUFLAW LIMITED PARTNERSHIP
By: /s/ Mark Mandelbaum Name: Mark Mandelbaum Title: President
I have authority to bind the Corporation

SCHEDULE A

LEGAL DESCRIPTION

770 Lawrence Avenue West
Toronto, Ontario
PIN # 10230-0106(LT)

Part of Lot 6, Concession 2, West of Yonge Street, Township of York as in Instrument No. NY246263, except Instrument No. NY569785, City of Toronto (formerly in the City of North York).

Being the whole of the said PIN.

Land Titles Division of the Toronto Registry Office No. 66.

3087-3101 Dufferin Street
Toronto, Ontario
PIN # 10230-0108(LT)

Part of Lot 6, Concession 2, West of Yonge Street, Township of York as in Instrument Nos. NY277333 and NY358876, except Instrument No. NY267089, City of Toronto (formerly in the City of North York).

Subject to Instrument No. NY358876.

Being the whole of the said PIN.

Land Titles Division of the Toronto Registry Office No. 66.